Exhibit 99.01

To:  Holders of Record of TCI Pacific Class A Senior Cumulative
     Exchangeable Preferred Stock (the "Stock")

From:  TCI Pacific Communications, Inc. ("TCI Pacific")

Re:  Notice of Redemption and Prospectus Supplement

Date:  March 18, 2002


         Notice is hereby given that TCI Pacific has elected to exercise its right under Article IV, Section 3(b) of the Restated Certificate of Incorporation (the "Certificate of Incorporation") of TCI Pacific (formerly Viacom International Inc.) to redeem all outstanding shares of the Stock.

         (A) the Redemption Date shall be April 26, 2002.

         (B) all shares of the Stock are to be redeemed.

         (C) the Redemption Price shall be $102.50 per share of Stock, together with an amount equal to all dividends accrued through the Redemption Date of $0.96 per share and shall be paid as indicated in clause (D) below.

         (D) TCI Pacific has elected to pay the Redemption Price by delivery of shares of AT&T Common Stock, up to a maximum of 52,347,844 shares with any shortfall to be paid in cash. The number of shares of AT&T Common Stock to be delivered will be equal to the Redemption Price divided by the Cash Equivalent Amount. The Cash Equivalent Amount is equal to 95% times the average of the daily New York Stock Exchange closing price of AT&T Corp. for the period of ten consecutive Trading Days ending on the third Trading Day preceding the Redemption Date, together with a cash payment in lieu of any fractional share.

         (E) Certificates surrendered for redemption should be delivered to one of the places specified in the attached Letter of Transmittal.

         (F) Dividends on the shares of Stock to be redeemed shall cease to accrue on the Redemption Date.

         (G) The current Exchange Rate on the Stock is of 8.365 shares of AT&T Common Stock for each share of Preferred Stock. The Stock may be delivered for exchange as provided in Article IV, Section B(5) of the Certificate of Incorporation. THE EXCHANGE PRIVILEGE WILL TERMINATE IMMEDIATELY PRIOR TO THE CLOSE OF BUSINESS ON THE REDEMPTION DATE. HOLDERS ARE URGED TO OBTAIN CURRENT CLOSING PRICES FOR AT&T COMMON STOCK. IN ADDITION, HOLDERS SHOULD BE AWARE THAT AT&T CORP. HAS DECLARED A DIVIDEND OF $0.0375 PER SHARE OF AT&T COMMON STOCK WITH A RECORD DATE OF MARCH 28, 2002.

         (H) To effect an exchange, a holder must surrender the certificates evidencing the Stock to the Agent at an address set forth below:

BY MAIL:                  BY HAND:                        BY OVERNIGHT DELIVERY:
-------                   ---------                       ----------------------
EquiServe Trust          Securities Transfer & Reporting  EquiServe Trust
Corporate Actions         c/o EquiServe Trust             Attn:Corporate Actions
Post Office Box 43014     100 William Street, Galleria    150 Royall Street
Providence RI 02940-3014  New York, New York  10038       Canton, MA 02021
                          Attn:  Delivery Window

         At the close of business on the Redemption Date, all of your Stock will be redeemed and you will be entitled to receive the Redemption Price as set forth above. Please complete and return the attached Letter of Transmittal together with certificates representing your Stock in accordance with the instructions accompanying the Letter of Transmittal. From and after the Redemption Date, the Stock shall no longer be deemed to be outstanding and all rights of holders of the Stock shall terminate, except the right to receive the Redemption Price.

SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This summary is for general information only and does not discuss all tax consequences that may be relevant to holders of Stock, nor does it address the consequences to holders of Stock subject to special rules such as non-resident alien individuals, foreign corporations or persons holding the Stock as part of a straddle. In addition, this summary does not address the tax consequences to holders of Stock who do not hold their stock as a capital asset. Holders of Stock are urged to consult their tax advisors with respect to the consequences in their individual circumstances, including the application of state and local or foreign tax laws.

The redemption of the Stock in exchange for AT&T Common Stock and/or cash and the conversion of the stock into AT&T Common Stock are each taxable transactions for Federal income tax purposes, and may be taxable transactions for state, local and foreign tax purposes. Gain or loss (which will be long term capital gain or loss if the Stock has been held for more than one year) will generally equal the difference between the fair market value of the AT&T Common Stock and/or cash and the holder's tax basis in the Stock.